210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Collaborators to Present Positive Clinical Trial Data at the 15th Annual World Conference on Lung Cancer

CALGARY, AB, October 1, 2013 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that abstracts detailing results from two Phase II studies examining the use of REOLYSIN® in combination with carboplatin and paclitaxel in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumors (REO 016) and in patients with squamous cell carcinoma of the lung (REO 021), are now available on the International Association for the Study of Lung Cancer (IASLC) World Conference on Lung Cancer website at http://wclc.iaslc.org. The conference is being held from October 27th to 30th, 2013 in Sydney, Australia.

The first abstract, titled “Final Results of a Phase 2 Trial of the Oncolytic Virus REOLYSIN in Metastatic NSCLC Patients with a Ras-activated Pathway,” indicated that patients received reovirus (3 x 1010 TCID50) intravenously daily on days one to five, in combination with paclitaxel at initial doses of paclitaxel 175 mg/m2 and carboplatin AUC 5, on day one of each 21-day cycle. Overall, 37 patients received 209 cycles (per patient median four, range one to 18). Grade 3-4 toxicities included febrile neutropenia (two patients), grade 3 diarrhea (two patients), grade 3 anemia (seven patients), fatigue in 6 patients (five grade 3, one grade 4), nausea/vomiting (two patients), electrolyte abnormalities, and single grade 3 episodes of arthralgia and thrombocytopenia. Molecular tumor demographics included: 20 Kras, 3 EGFR and 4 BRAF mutations, and 10 with EGFR amplifications only. Response evaluation for 36 evaluable patients showed 11 partial responses (PR) (30%) (EGFR amplified, five; BRAF two; Kras, three; EGFR mutated, one), 21 stable disease (SD), and four progressive disease (PD). Of the 36 evaluable patients with sufficient follow up to date, profession free survival (PFS) at six months is 36% and one-year survival, 53%.

“The response and clinical benefit rates reported are consistent with the interim data our collaborators reported in late 2012,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The six-month progression-free survival and one-year survival data is very encouraging. In the literature, it has been reported that treatment with various chemotherapy combinations alone averaged one-year survival rates of 33% in patients with advanced non-small cell lung cancer1. Stage IV patients similar to the ones we treated in this study see overall one-year survival rates of approximately 16%2.”

The second abstract, titled “A Phase 2 Study of Intravenous Administration of REOLYSIN (Reovirus Type 3 Dearing) in Combination with Paclitaxel (P) and Carboplatin (C) in Patients with Squamous Cell Carcinoma of the Lung,” reflects information submitted to the IASLC conference in June 2013, prior to the Company’s subsequent announcement of updated data from the REO 021 study in the press release dated September 9, 2013.

About Lung Cancer
The American Cancer Society estimates that in 2013, approximately 228,190 new cases of lung cancer will be diagnosed. Between 85% and 90% of all lung cancers are classified as non-small cell lung cancer (NSCLC); squamous cell carcinomas account for 25-30% of all lung cancers. Lung cancer is by far the leading cause of cancer death among both men and women. There will be an estimated 159,480 deaths from lung cancer in the United States in 2013, accounting for around 27% of all cancer deaths. Lung cancer is the leading cause of cancer death, with more people dying each year of lung cancer than from colon, breast, and prostate cancers combined. For more information about SCC lung cancer, please go to www.cancer.org.

References
1 As reported in The New England Journal of Medicine (N Engl J Med, Vol. 346, No. 2, January 10, 2002) by Schiller, et al, a total of 1,207 patients with advanced non–small-cell lung cancer were randomly assigned to a reference regimen of cisplatin and paclitaxel or to one of three experimental regimens: cisplatin and gemcitabine, cisplatin and docetaxel, or carboplatin and paclitaxel. The response rate for all 1,155 eligible patients was 19 percent, with a median survival of 7.9 months (95 percent confidence interval, 7.3 to 8.5), a 1-year survival rate of 33 percent (95 percent confidence interval, 30 to 36 percent).

2 As reported in Clinical Epidemiology (2011:3 139-148), Cetin, et al, using data from the Surveillance, Epidemiology and End Results (SEER) Program, stratified 51,749 incident stage IV NSCLC patients (1988–2003 with follow-up through 2006) by major histologic subtype. Overall one-year survival (95% confidence interval) in stage IV non-small cell lung cancer patients who survived at least 31 days (n=44,172) was 15.9%.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II non-small cell lung cancer trial,  the U.S. Phase II squamous cell carcinoma lung cancer trial, future trials in these indications, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com